October 29, 2018

Jerry F. Perkins
General Counsel and Secretary
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, AL 35242

       Re: Vulcan Materials Company
           Registration Statement on Form S-4
           Filed October 19, 2018
           File No. 333-227903

Dear Mr. Perkins:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jonathan Burr at 202-551-5833 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining